Exhibit 99.1
June 2, 2009

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in May 2009 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during May 2009.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	Royal Bank of Canada
4. Full name of shareholder(s) (if different from 3):	Phillips, Hager & North Investment Management Ltd. RBC Asset Management Inc. RBC Trustees (CI) Ltd. Royal Bank of Canada
5. Date of transaction (and date on which the threshold is crossed or reached if different):	April 30, 2009
6. Date on which issuer notified:	May 1, 2009
7. Threshold(s) that is/are crossed or reached:	8%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares ISIN: GB00B29MWZ99	14,536,473	14,536,473	14,419,673	0	14,419,673	0%	100%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
14,419,673	7.96%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Phillips, Hager & North Investment Management Ltd. indirectly holds 4,754,361 ordinary shares or 2.62% of the voting rights; Phillips, Hager & North Investment Management Ltd. is a wholly owned subsidiary of RBC PH&N Holdings Inc. which is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Asset Management Inc. indirectly holds 9,663,335 ordinary shares or 5.33% of the voting rights; RBC Asset Management Inc. is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Trustees (CI) Ltd. indirectly holds 1,977 ordinary shares or 0.001% of the voting rights; RBC Trustees (CI) Ltd. is a wholly owned subsidiary of RBC Finance B.V. which is a wholly owned subsidiary of Royal Bank of Canada.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

Other RNS Announcements

Thomson Reuters PLC

Notification of Transactions of Directors/Persons
Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY - May 8, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that Thomas H. Glocer (Chief Executive Officer) and Devin Wenig (Markets Division Chief Executive Officer) deferred the receipt of shares when certain of their restricted share units (RSUs) vested yesterday. Neither Mr. Glocer nor Mr. Wenig sold any shares in connection with the vesting and deferral.

In accordance with Thomson Reuters deferred compensation plan, Messrs. Glocer and Wenig elected to receive deferred share units (DSUs) in lieu of Thomson Reuters Corporation common shares. On May 7, 2009, Mr. Glocer acquired 140,000 DSUs in connection with the vesting of 140,000 RSUs and Mr. Wenig acquired 141,666 DSUs in connection with the vesting of 141,666 RSUs. Each DSU entitles Mr. Glocer and Mr. Wenig to receive one Thomson Reuters Corporation common share.

Today, Mr. Glocer also transferred 5,000 Thomson Reuters PLC ordinary shares as charitable gifts. Mr. Wenig also recently purchased 142 Thomson Reuters Corporation common shares under an employee share purchase plan at a price of US$21.57 per share.

The table below sets forth information as of May 8, 2009 about Mr. Glocer's and Mr. Wenig's beneficial ownership of Thomson Reuters securities following these transactions:

Name	Common Shares - Thomson Reuters Corp.	Ordinary Shares - Thomson Reuters PLC (1)	RSUs - Thomson Reuters Corp.	Options - Thomson Reuters Corp.	Deferred share units - Thomson Reuters Corp.
Thomas H. Glocer	--	645,231	694,076	670,170	140,000
Devin Wenig	468	395,994	352,540	345,900	141,666

(1) Includes American Depositary Shares (ADSs), each of which represents six ordinary shares.

Thomson Reuters is voluntarily making this notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to transactions notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contacts:

Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com
Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY - May 12, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that it purchased the following common shares of Thomson Reuters Corporation on May 8, 2009 for five of its directors as part of their annual remuneration.

Name	Number of Common Shares	Average Price Per Share (US$)
Steven A. Denning	893	29.46
Ken Olisa	185	29.30
John M. Thompson	413	29.41
Mary Cirillo	827	29.46
Manvinder S. Banga	827	29.46

Following these purchases, Mr. Denning beneficially owns 23,823 Thomson Reuters Corporation common shares and 17,974 Thomson Reuters Corporation deferred share units; Mr. Olisa beneficially owns 1,073 Thomson Reuters Corporation common shares and 408 Thomson Reuters PLC ordinary shares; Mr. Thompson beneficially owns 7,268 Thomson Reuters Corporation common shares, 11,400 Thomson Reuters PLC ordinary shares (represented by American Depositary Shares, each of which represents six ordinary shares) and 16,562 Thomson Reuters Corporation deferred share units; Ms. Cirillo beneficially owns 827 Thomson Reuters Corporation common shares and 11,101 Thomson Reuters Corporation deferred share units; and Mr. Banga beneficially owns 827 Thomson Reuters Corporation common shares.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters – Voting Rights and Capital

Update for May 29, 2009

NEW YORK, NY – May 29, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

●	Thomson Reuters PLC had 181,229,241 ordinary shares issued and outstanding as of the close of business (London time) on May 29, 2009; and
●	Thomson Reuters Corporation had 647,403,178 common shares issued and outstanding as of the start of business (Toronto time) on May 28, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 828,632,419 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA’s Disclosure and Transparency Rules may use 181,229,241 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706